

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 28, 2007

Richard A. Sajac
President and Chief Executive Officer
Tactical Solution Partners, Inc.
2408 Peppermill Drive, Suite I
Glen Burnie, MD 21061

      RE: Tactical Solution Partners, Inc.
              Form 10-SB
              Filed July 6, 2007
              File No. 0-52719

Dear Mr. Sajac:

      We have completed our review of your registration statement on Form 10-SB filed pursuant to Section 12(g) of the Securities Exchange Act of 1934 and have no further comments at this time.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director

cc: <u>Via facsimile</u>
        Rebecca G. DiStefano, Esq.
        Blank Rome LLP